Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of

CONMED HEALTHCARE MANAGEMENT, INC.
a Delaware Corporation

at
$3.95 Net Per Share
by

HANOVER MERGER SUB, INC.

a wholly owned subsidiary of

CORRECT CARE SOLUTIONS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 27, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Hanover Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (which we refer to as the “Company”), at a purchase price of $3.95 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the or this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer will expire at 5:00 p.m. (New York City time) on August 27, 2012, unless extended by Purchaser (the date on which the Offer expires, the “Expiration Date”). The Merger Agreement provides, among other things, that following the closing of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including as a result of an exercise of the Top-Up Option (as defined below in the “Summary Term Sheet”) by Purchaser) and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Holders of 19.3% of the outstanding Shares have entered into Tender and Voting Agreements pursuant to which they have agreed to tender their Shares in the Offer and vote in favor of the Merger. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction or waiver of (i) the Minimum Tender Condition (as described below), (ii) the Maintenance of Contracts Condition (as described below), (iii) the Cash on Hand Condition (as described below) and (iv) the Governmental Authority Condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. (New York City time) on the Expiration Date which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 90% of the outstanding Shares as of the Expiration Date. The Maintenance of Contracts Condition requires that there shall not have been any cancellation or termination, or threatened cancellation or termination in writing by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000. The Cash on Hand Condition requires that Company and its subsidiaries have on hand immediately prior to the acceptance time of the Merger cash and cash equivalents determined in accordance with GAAP in an aggregate amount equal to or greater than $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby. The Governmental Authority Condition requires that there shall not have been (x) enacted any change in applicable law, (y) any change in the enforcement of any applicable law, or (z) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case, that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 —  “Certain Conditions of the Offer.”

The Company’s board of directors has unanimously (i) determined that the transactions contemplated in the Merger Agreement, including the Merger and the Offer, are fair and in the best interest of the Company’s stockholders, (ii) approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

July 30, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to 5:00 p.m. (New York City time) on August 27, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. There is no procedure for guaranteed delivery in the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720
Stockholders and All Others, Call Toll-Free: (877) 285 5990
Email: info@okapipartners.com

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to the Company provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Conmed Healthcare Management, Inc., a Delaware corporation
Price Offered Per Share	$3.95 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	5:00 p.m. (New York City time) on August 27, 2012, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer”
Purchaser	Hanover Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company

Who is offering to buy my Shares?

Hanover Merger Sub, Inc., or Purchaser, a wholly owned direct subsidiary of Correct Care Solutions, LLC, or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Conmed Healthcare Management, Inc., or the Company.

See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Correct Care Solutions, LLC alone, the term “Purchaser” to refer to Hanover Merger Sub, Inc. alone and the term “Company” to refer to Conmed Healthcare Management, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Company common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are offering to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1 — “Terms of the Offer.”

S-i

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. If the Offer is consummated, Parent intends immediately to cause Purchaser to merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, the Company would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.95 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the Merger.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient financial resources available to us at the close of the Offer and the Merger. We estimate that we will need approximately $60.0 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and warrants) and to pay related transaction fees and expenses (the “Aggregate Purchase Price”). We intend to use Parent’s cash on hand, cash and cash equivalents delivered pursuant to the Merger Agreement and debt proceeds to fund the Aggregate Purchase Price. We may also use equity proceeds to fund a portion of the Aggregate Purchase Price. We have obtained a debt commitment letter, dated July 16, 2012 (the “Commitment Letter”), from General Electric Capital Corporation and Ares Capital Corporation (together, the “Commitment Parties”), in which the Commitment Parties agreed to increase their existing term loan to Parent by approximately $40.2 million (as described in the Commitment Letter), such amount to be used in connection with the purchase of the Shares pursuant to the Offer. However, consummation of the Offer and the Merger is not subject to, or conditioned on, the availability of debt or equity financing.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;
•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•	Purchaser has received debt commitments in respect of funds to pay a portion of the consideration under the Merger Agreement and to pay fees and expenses incurred in connection with the Merger; and

S-ii

•	if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m. (New York City time) on August 27, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 27, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which on which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser may, or if requested by the Company, Purchaser shall, extend the Offer on one or more occasions, in consecutive increments of between two and ten business days each, with the length of such period to be determined by Parent or Purchaser (or such other period as the Company, Parent and Purchaser may agree), if on any then-scheduled expiration date of the Offer any of the conditions to the Offer shall not be satisfied or waived, until such time as such conditions to the Offer are satisfied. Purchaser has also agreed to extend the Offer for any period required by applicable law, any rule, regulation interpretation or position of the SEC or its staff, or NYSE MKT LLC (the “NYSE Amex”) applicable to the Offer. However, Purchaser is not required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in accordance with its terms and (B) 5:00 p.m. (New York City time) on September 14, 2012.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Wells Fargo Bank, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that there shall have been validly tendered and not withdrawn by the Expiration Date that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least 90% of the Shares outstanding (the “Minimum Tender Condition”);
•	that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (in the event that the exercise of the Top-Up Option is necessary and available) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary and available) illegal, shall be in effect;

S-iii

•	that the representations and warranties of the Company (A) relating to capitalization and finder’s fees (each as described in the Merger Agreement) shall be true and correct in all respects, (B) relating to corporate existence and power, corporate authorization, governmental authorization, subsidiaries, compliance with laws, regulatory matters, permits, and opinion of financial advisor (each as described in the Merger Agreement) shall be true and correct in all material respects and (C) set forth in the Merger Agreement other than those specifically identified in clauses (A) and (B) shall be true and correct (disregarding for purposes of this clause (C) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect” (as described below) and words of similar import therein), except with respect to clauses (A), (B) and (C), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (C) shall be deemed to have been satisfied, even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct has had, or would reasonably be expected to have, a Material Adverse Effect;
•	that no event, occurrence, development or state of circumstances, change, fact or condition shall have occurred since the date of the Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect (as defined below);
•	that the Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;
•	that the Company shall have delivered to Parent a certificate signed by its chief executive officer or another senior officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in the Merger Agreement;
•	that the board of directors of the Company shall not have withdrawn, modified, qualified or amended the Company Board Recommendation (as defined below) in any manner adverse to Parent;
•	that the aggregate number of Dissenting Shares (as defined below) as of the Effective Time shall not equal or exceed 10% of the aggregate number of Shares outstanding at such time;
•	that there shall not have been any cancellation or termination, or threatened cancellation or termination in writing by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000;
•	that the Company and its subsidiaries shall have on hand immediately prior to the acceptance for payment of Shares tendered pursuant to the Offer (the “Acceptance Time”) cash and cash equivalents determined in accordance with GAAP in an aggregate amount equal to or greater than $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby;
•	that the Company shall have provided a certificate, duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended and any successor statute thereto (the “Code”), certifying that the Shares are not United States real property interests within the meaning of Section 897(c) of the Code;
•	that there shall not have been (i) enacted any change in applicable law, (ii) any change in the enforcement of any applicable law, or (iii) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case,

S-iv

that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington;
•	that the Merger Agreement shall not have been terminated in accordance with its terms; and
•	that in the event the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the Offer Closing, the Shares issuable upon exercise of the Top-Up Option together with the shares validly tendered in the Offer and not properly withdrawn shall be sufficient for Purchaser and its affiliates to own at least 90% of the outstanding Shares immediately after the Offer Closing (after giving effect to such exercise).

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, we may not (i) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (ii) reduce the Offer Price except in accordance with the Merger Agreement, (iii) add to or impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” or modify any such condition, (iv) change the form of consideration payable in the Offer, (v) extend or otherwise change the Expiration Date, except as required or permitted by the Merger Agreement or (vi) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares.

See Section 15 — “Certain Conditions of the Offer.”

Have any Company stockholders agreed to tender their Shares in the Offer?

Yes. As a condition and inducement to Parent’s willingness to enter into the Merger Agreement, certain stockholders of the Company, who are holders of 19.3% of the outstanding Shares, in the aggregate, as of the date of the Merger Agreement, have entered into Tender and Voting Agreements with Parent providing that such stockholders of the Company have, among other things, agreed to (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated by the Merger Agreement, each on the terms and subject to the conditions set forth in the Tender and Voting Agreements.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 5:00 p.m. (New York City time) on the Expiration Date.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares also may be withdrawn at any

S-v

time after October 1, 2012, which is the first business day after the 60th day from the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Company’s board of directors think of the Offer?

The Company’s board of directors has unanimously (i) determined that the transactions contemplated in the Merger Agreement, including the Merger and the Offer, are fair and in the best interest of the Company’s stockholders, (ii) approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement (the “Company Board Recommendation”).

A more complete description of the reasons of the Company’s board of director’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

If the Offer is completed, will the Company continue as a public company?

No. Promptly following the consummation of the Offer, we expect to complete the Merger. If the Merger takes place, the Company no longer will be publicly traded. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded through the NYSE Amex or other securities exchanges, and there may not be an active public trading market for the Company’s common stock.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into the Company and all of the then outstanding Shares (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company, and we may approve the Merger by written consent in lieu of the Company holding a special meeting of stockholders. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of the Company.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, the Company’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering

S-vi

your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” the Company may cease making certain filings with the SEC.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 13, 2012, which was the last trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NYSE Amex was $3.45. On July 27, 2012, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NYSE Amex was $3.92. The Offer Price represents a premium of approximately 14.5% over the July 13, 2012 closing stock price and a premium of approximately 0.77% over the July 27, 2012 stock price.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from the Company the lowest number of additional Shares sufficient to cause us to own one Share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The Top-Up Option is not exercisable more than once or if the Minimum Tender Condition has been waived. We refer to this option as the “Top-Up Option.”

Assuming no options are exercised, the Top-Up Option will enable us to acquire 90% of the Shares outstanding only if at least 88% of the Shares outstanding are tendered in the Offer. If we acquire less than 90% but more than 88% of the Shares in the Offer, we intend to exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for the Company — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer and did not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (“Options”). Pursuant to the Merger Agreement, each outstanding Option under any employee stock option or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall become fully vested and exercisable immediately prior to, and then shall be canceled at, the Effective Time, and the holders thereof shall be entitled to receive, from the Surviving Corporation (as defined below), an amount in cash equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Option, with the aggregate amount of such payment rounded up to the nearest cent, and (ii) the total number of Shares subject to such Option, subject to any applicable tax withholding.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

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What will happen to my warrants in the Offer?

The Offer is made only for Shares and is not made for any warrants to purchase Shares (“Warrants”). Pursuant to the Merger Agreement, each Warrant that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall become fully vested and exercisable immediately prior to the Effective Time, and the holder thereof shall be entitled to receive from the Surviving Corporation (as defined below) an amount in cash equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Warrants, with the aggregate amount of such payment rounded up to the nearest cent, and (ii) the total number of Shares subject to such Warrants, subject to any applicable tax withholding.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Warrants.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Can Purchaser terminate or withdraw the Offer?

Purchaser may terminate the Offer if on the Expiration Date any condition precedent to the closing of the Offer has not been satisfied or waived by Purchaser. In addition, if the Merger Agreement is terminated by Purchaser or the Company pursuant to its terms, Purchaser is required to promptly terminate the Offer. In the event that Parent or Purchaser breaches any of its obligations under the Merger Agreement, the Company’s sole remedy is to terminate the Merger Agreement and the Offer and collect from Parent a cash fee equal to $1,716,000. See Section 15 — “Certain Conditions of the Offer.”

Whom should I call if I have questions about the Offer?

You may call Okapi Partners LLC at (877) 285-5990 (Toll Free). Banks and brokers may call collect at (212) 297-0720. Okapi Partners LLC is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of
Shares of Common Stock of Conmed Healthcare Management, Inc.

INTRODUCTION

Hanover Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (which we refer to as the “Company”), at a purchase price of $3.95 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to, and subject to the terms and conditions set forth in, an Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser, and in each case not held on behalf of third parties and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $3.95, without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the Company’s stock options and warrants.

Tendering stockholders who are record owners of their Shares and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer will expire at 5:00 p.m. (New York City time) on August 27, 2012, unless extended by Purchaser (the date on which the Offer expires, the “Expiration Date”). The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction or waiver of (i) the Minimum Tender Condition (as described below), (ii) the Maintenance of Contracts Condition (as described below), (iii) the Cash on Hand Condition (as described below) and (iv) the Governmental Authority Condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. (New York City time) on the Expiration Date which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 90% of the outstanding Shares as of the Expiration Date. The Maintenance of Contracts Condition requires that there shall not have been any cancellation or termination, or threatened cancellation or termination in writing by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000. The Cash on Hand Condition requires that Company and its subsidiaries have on hand immediately prior to the acceptance for payment of Shares tendered pursuant to the Offer (the “Acceptance Time”) cash and cash equivalents determined in accordance with GAAP in an aggregate amount equal to or greater $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby. The Governmental Authority Condition requires that there shall not have been (x) enacted any change in applicable law, (y) any change in the enforcement of any applicable law, or (z) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case, that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company’s board of directors has unanimously (i) determined that it is fair and advisable and in the best interest of the Company’s stockholders for Parent to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

A more complete description of the Company’s board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer” and “Reasons for the Recommendation.”

The Company has advised Parent that the authorized capital stock of the Company consists of 40,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of July 25, 2012, (i) 14,001,463 Shares were issued and outstanding, (ii) 2,752,803 Shares were subject to outstanding Options at a weighted-average exercise price of $2.492 per Share and (iii) no shares of preferred stock were issued or outstanding. Based upon the foregoing, the Minimum Tender Condition would be satisfied if at least 12,601,317 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer, assuming no options are exercised. Assuming all of the outstanding options are exercised prior to the expiration of the Offer, the Minimum Tender Condition would be satisfied if at least 15,078,840 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the adoption of the Merger Agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of at least a majority of the then outstanding Shares to consummate the Merger and the other transactions contemplated thereby. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant to the Top-Up Option (as described below), if applicable, Purchaser may consummate the Merger under Delaware law without a stockholders’ meeting and without the approval of the Company’s other stockholders. If Purchaser acquires more than 50% of the outstanding Shares in the Offer, Purchaser may approve the merger by written consent in lieu of the Company holding a special meeting of stockholders.

If the Minimum Tender Condition is not met, the Purchaser may choose to complete the Merger either without the prior completion of the Offer or after waiving the Minimum Tender Condition and completing the Offer, in either case after the approval of the Merger by holders of a majority of the outstanding Shares, which may be obtained by written consent. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 27, 2012 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, (i) the absence of the termination of the Merger Agreement in accordance with its terms and (ii) the satisfaction or waiver of (A) the Minimum Tender Condition (as defined below), (B) the Maintenance of Contracts Condition (as defined below), (C) the Cash on Hand Condition (as defined below) and (D) the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

We may, without consent of the Company, or if requested by the Company, we must, extend the Offer on one or more occasions, in consecutive increments of between two and ten business days each, with the length of such period to be determined by us (or such other period as the Company, Parent and Purchaser may agree), if on any then-scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions to the Offer are satisfied. In addition, we must extend the Offer for any period required by applicable law, any rule, regulation interpretation or position of the SEC or its staff, or the NYSE Amex applicable to the Offer. Notwithstanding the foregoing, Purchaser is not required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) 5:00 p.m., New York City time, on September 14, 2012 (the “Outside Date”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the written consent of the Company, Purchaser will not (i) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (ii) reduce the Offer Price except in accordance with the Merger Agreement, (iii) add to or impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” or modify any such condition, (iv) change the form of consideration payable in the Offer, (v) extend or otherwise change the expiration date of the Offer except as required or permitted by the Merger Agreement or (vi) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 —  “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, if at any then-scheduled Expiration Date, any condition to the Offer shall not have been satisfied or waived, prior to the Outside Date, then, unless the Company requests that Purchaser extends the Offer, Purchaser may irrevocably and unconditionally terminate the Offer.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from the Company the lowest number of additional Shares sufficient to cause us to own one Share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once or if the Minimum Tender Condition has been waived. Assuming no options are exercised, the Top-Up Option will enable us to acquire 90% of the Shares outstanding only if at least 88% of the Shares outstanding are tendered in the Offer. If we acquire less than 90% but more than 88% of the Shares in the Offer, we intend to exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company.

The Company has provided us with the Company’s stockholder list for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer, as set forth in Section 15 —  “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —  “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 —  “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery.  There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 5:00 p.m. (New York City time) on the Expiration Date.

Guarantee of Signatures.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, Okapi Partners LLC (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding.  Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 1, 2012, which is the first business day following the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to United States stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options or Warrants. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to United States stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address state, local or non-U.S. tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of the Company following the Offer and the Merger, to holders of equity awards under the Company’s equity compensation plans, or to special classes of taxpayers (e.g., non-U.S. taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and stockholders that beneficially own (actually or constructively), or at some time during the 5-year period ending on the date of the exchange have beneficially owned (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address taxes other than United States federal income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for

United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NYSE Amex under the symbol “CONM.” The Company has advised Parent that the authorized capital stock of the Company consists of 40,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of July 25, 2012, (i) 14,001,463 Shares were issued and outstanding, (ii) 2,752,803 Shares were subject to outstanding Options at a weighted-average exercise price of $2.492 per Share and (iii) no shares of preferred stock were issued or outstanding. The Shares constitute the only outstanding class of securities of the Company or its subsidiaries registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, (i) no Shares were held in treasury and (ii) no Shares were held by a subsidiary of the Company.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NYSE Amex.

	High	Low
Year Ended December 31, 2010
First Quarter	$3.60	$3.00
Second Quarter	3.70	3.10
Third Quarter	3.50	2.73
Fourth Quarter	3.50	2.75
Year Ended December 31, 2011
First Quarter	$3.37	$3.00
Second Quarter	3.95	2.71
Third Quarter	3.82	3.50
Fourth Quarter	2.84	2.51
Year Ended December 31, 2012
First Quarter	$3.97	$2.72
Second Quarter	3.56	2.66
Third Quarter (through July 27, 2012)	3.94	3.19

On July 13, 2012, which was the last trading day before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on the NYSE Amex was $3.45. On July 27, 2012, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE Amex was $3.92. The Offer Price represents a premium of approximately 14.5% over the July 13, 2012 closing stock price and a premium of approximately 0.77% over the July 27, 2012 stock price.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company has never declared cash dividends on its common stock and has no plans to declare a dividend in the near future. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  The Company was organized on June 10, 1987 as a Maryland corporation. The Company’s principal offices are located at 7250 Parkway Drive, Suite 400, Hanover, Maryland 21076 and its telephone number is (410) 567-5520. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and is qualified in its entirety by reference to such Form 10-K. The Company provides medical services to county detention centers in ten states, including: Arizona, Kansas, Kentucky, Maryland, New Jersey, Oregon, Tennessee, Texas, Virginia and Washington.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, Stock Options and Warrants granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 24, 2012 and distributed to the Company’s stockholders on or about April 20, 2012. Certain information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including The Company, that file electronically with the SEC.

Financial Projections.  The Company has advised us that it does not, as a matter of course, publicly disclose financial forecasts as to future financial performance, earnings or other results and is especially cautious of making financial forecasts because of the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction, the Company provided Parent with certain non-public financial forecasts that were prepared by the Company’s management.

A summary of the financial forecasts has been included below. The Company did not provide Parent with any financial projections other than those summarized below, which were initially prepared in December 2011 and January 2012. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the financial forecasts summarized below, or the assumptions underlying such information. We have been advised by the Company that the internal financial forecasts prepared by its management, upon which the financial forecasts were based, are subjective in many respects. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted.

In addition, the Company has advised us that the financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company has further advised us that neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The Company has advised us that the financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company’s control. The Company believes the assumptions that its management used as a basis for the projected financial information were reasonable at the time management prepared the financial forecasts, given the information management had at the time. The Company notified us of certain important factors that may affect actual results and cause the financial forecasts not to be achieved including, but not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced in the Schedule 14D-9. In addition, the Company explained to us that the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, there can be no assurance that these financial forecasts will be realized or that the Company’s future financial results will not materially vary from these financial forecasts.

Neither the Company, nor Parent or the Purchaser has made or makes any representation to any stockholder of the Company regarding the information included in the financial forecasts set forth below. Stockholders are cautioned not to rely on the forecasted financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such forecasts were made. The Company has not updated and does not intend to update, or otherwise revise the financial forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such forecasts were based are shown to be in error. The Company has made no representation to Parent or Purchaser in the Merger Agreement concerning these financial forecasts.

The financial forecasts are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see the Schedule 14D-9.

The following is a summary of the Company’s financial forecasts prepared by its management and provided to Parent:

	2012E	2013E	2014E	2015E	2016E
	($ in millions)
Revenues	$78.7	$92.9	$111.3	$133.6	$158.3
Adjusted EBITDA(1)(3)	5.6	7.1	9.6	12.2	15.4
EBIT(2)(3)	4.4	5.9	8.3	10.7	13.7
Diluted Earnings Per Share	0.18	0.24	0.34	0.44	0.56
Unlevered Free Cash Flow(4)	1.6	3.8	5.3	6.8	8.8

(1)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA, as used above, represents net income (loss) from continuing operations before interest, taxes, depreciation and amortization, adjusted for stock-based compensation, gains or losses on fair value of derivative financial instruments, and certain non-recurring income or expenses.
(2)	EBIT is a non-GAAP financial measure. EBIT, as used above, represents net income (loss) from continuing operations before interest, taxes and gains or losses on fair value of derivative financial instruments.
(3)	Adjusted EBITDA and EBIT are key indicators used by the Company’s management to evaluate operating performance. While adjusted EBITDA and EBIT are not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered alternatives to operating performance or alternatives to cash flow as a measure of liquidity, the Company believes these measures are useful in assessing its capital expenditures and working capital requirements. These calculations may differ in method of calculation from similarly titled measures used by other companies. These adjusted financial measures should be read in conjunction with the Company’s financial statements filed with the SEC.
(4)	Unlevered Free Cash Flow is a non-GAAP financial measure calculated using information provided by or discussed with the Company’s management and represents tax-adjusted EBIT, plus depreciation and amortization, less estimated increases (or plus estimated decreases, as the case may be) in net working capital, less capital expenditures. Unlevered Free Cash Flow estimates for fiscal year 2012 are only for the last two quarters of fiscal year 2012. Unlevered Free Cash Flow was used by CF&CO in preparing its discounted cash analysis and is not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the Company’s financial statements filed with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Kansas limited liability company formed on August 29, 2003. Together with its subsidiaries, Parent, which is privately-held and based in Nashville, TN, provides medical services to detention centers in 19 states.

Purchaser is a Delaware corporation formed on June 1, 2012. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and the Company will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned direct subsidiary of Parent.

The office address of Parent and Purchaser is Correct Care Solutions, 1283 Murfreesboro Rd, Suite 500, Nashville, TN 37217 and the telephone number is (800) 592-2974. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) the Offer is not subject to any financing condition; (iv) Purchaser has received debt commitments in respect of funds to pay a portion of the consideration under the Merger Agreement and to pay fees and expenses incurred in connection with the Merger; and (v) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger.

Parent and Purchaser estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and warrants) and to pay related transaction fees and expenses will be approximately $60.0 million (the “Aggregate Purchase Price”). Parent and Purchaser intend to fund the Aggregate Purchase Price with Parent’s cash on hand, cash and cash equivalents delivered pursuant to the Merger Agreement and the proceeds of indebtedness. Parent and Purchaser may also use equity proceeds to fund a portion of the Aggregate Purchase Price. However, consummation of the Offer and the Merger is not subject to, or conditioned on, the availability of debt financing.

Parent has obtained a debt commitment letter, dated July 16, 2012 (the “Commitment Letter”), from General Electric Capital Corporation and Ares Capital Corporation (together, the “Commitment Parties”), in which the Commitment Parties have agreed to increase an existing term loan to Parent by approximately $40.2 million (as described in the Commitment Letter), such amount to be used in connection with the purchase of the Shares pursuant to the Offer (the “Debt Financing”). The commitment of General Electric Capital Corporation in respect to the Debt Financing is approximately $33.2 million, and the commitment of Ares Capital Corporation in respect of the Debt Financing is approximately $7.0 million. The Debt Financing will be made pursuant to an amendment to Parent’s existing credit facility.

The funding of the Debt Financing is subject, among other things, to the concurrent consummation of the Merger in accordance with the Merger Agreement in form and substance reasonably satisfactory to the Commitment Parties (provided that the Merger Agreement shall not have been amended, modified or waived in any manner materially adverse to the lenders named in Parent’s existing credit facility without the consent of the Commitment Parties); absence of any Material Adverse Effect (as defined in, and interpreted in accordance with the Merger Agreement) since the date of the Merger Agreement; payment of required fees and expenses; delivery of certain historical and pro forma financial information of the Company to the Commitment Parties; delivery of a certificate of the Chief Financial Officer of Parent to the Commitment Parties certifying the solvency of Parent and certain guarantors; and the execution and delivery of definitive documentation. In addition, neither Commitment Party shall be obligated to fund its respective commitment for the Debt Financing unless the other Commitment Party has complied with its obligations to Senior Secured Loan Fund LLC (“SSLF”) such that SSLF, as permitted assignee, has funds sufficient for the Debt Financing on the date when all conditions precedent to the funding of the Debt Financing are satisfied.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the Commitment Letter itself, which is incorporated herein by reference. A copy of the Commitment Letter has been filed as Exhibit (b)(1) to the Schedule TO.

Assuming no options are exercised, the Top-Up Option will enable us to acquire 90% of the Shares outstanding only if at least 88% of the Shares outstanding are tendered in the Offer. If we acquire less than 90% but more than 88% of the Shares in the Offer, we will exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company. Under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between representatives of the Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In January 2012, Cantor Fitzgerald & Co. (“CF&CO”), the Company’s financial advisor, contacted Parent and its affiliates to discuss Parent’s potential acquisition of the Company.

On January 24, 2012, Parent and the Company entered into a confidentiality agreement related to a potential acquisition of the Company by Parent.

In early February 2012, the Company provided Parent with a Confidential Information Memorandum prepared by members of the Company’s management team and CF&CO.

On February 27, 2012, members of the Company’s management participated in a call with various members of management of Parent and its affiliates. The discussion centered around operational matters related to the Company.

On March 8, 2012, Parent submitted an indication of interest in acquiring the Company. Parent’s offer was subject to, among other things, continued diligence review and negotiation and execution of definitive documentation. Following submission of its indication of interest, Parent was granted more complete access to Company materials through access to an on-line data room.

During the following month and a half, Parent conducted its diligence review of the Company. On April 5, 2012, members of management of Parent and its affiliates met with management of the Company in New York City. Members of management of the Company made a presentation to members of management of Parent and its affiliates.

On April 12, 2012, CF&CO advised Parent that final bids for the Company were due by April 30, 2012.

On each of April 17, April 19, April 23 and April 25, 2012, representatives of Parent and its affiliates participated in telephone conference with representatives of the Company to discuss management, legal, financial and employee diligence matters.

On April 30, 2012, representatives of the Company’s board of directors and CF&CO met with representatives of Parent and its affiliates to discuss the status of certain diligence items. The representatives of Parent reiterated their strong interest in acquiring the Company and advised the Company that they would be submitting a final bid.

On May 1, 2012, Parent submitted a bid of $3.90 per share, which price was based on, among other things, the diligence Parent had been able to complete as of such date and an assumed amount of transaction expenses. The offer also set forth, among other things, the possible structures of the transaction as well as the instances when certain termination fees or expenses would be due and payable, and included an exclusivity period. Parent provided a chart of the significant changes it was requesting with respect to the bid purchase agreement that had been previously provided to potential bidders by the Company and indicated that it would require certain of the Company’s stockholders to sign voting agreements supporting the transaction.

On May 2, 2012, CF&CO requested that Parent submit its best and final offer price, that Parent advise CF&CO if it would consider a tender offer structure, and that Parent should reconsider the amount and/or treatment of transaction expenses. Parent indicated its willingness to raise its per share price, use a tender offer structure and to consider an increased amount of transaction expenses. Parent indicated that it would send a revised bid offer letter by May 4, 2012.

On May 4, 2012, Parent submitted a revised bid offer letter indicting an increase in the price to $3.95 per share and an agreement to increase the amount of allowed transaction expenses.

On May 7, 2012, Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), counsel to the Company, provided Ropes & Gray LLP (“Ropes & Gray”), counsel to Parent, with a mark-up of the bid letter. The parties negotiated the provisions thereof, including the length of the exclusivity period, when certain termination fee payments would be due to Parent and when certain termination fee payments would be due to the Company as well as confirming a tender offer structure.

On May 11, 2012, Parent and the Company executed an offer letter.

From May 11, 2012 through July 14, 2012, representatives of Parent and its affiliates continued their diligence of the Company, including, among other things, visits and conference calls with certain employees and customers of the Company.

On May 29, 2012, Ropes & Gray provided Kramer Levin with a full mark-up of the bid purchase agreement previously provided by the Company in connection with the bid process and on June 4, 2012 Kramer Levin responded to such document.

From June 4, 2012 through July 14, 2012, the parties continued to negotiate the terms and conditions of the transaction documents, including the Merger Agreement and the form of Tender and Voting Agreement to be signed by executive officers, directors and significant stockholders of the Company.

On June 28, 2012, Ropes & Gray provided Kramer Levin with initial drafts of the employment agreements with Richard W. Turner, Ph.D., Stephen B. Goldberg and Larry Doll.

On July 10, 2012, representatives of Parent met with Drs. Turner and Goldberg and Mr. Doll and representatives of Ropes & Gray and Kramer Levin to discuss possible employment arrangements to be effective upon the closing of the Merger.

On July 11, 2012, Kramer Levin provided Ropes & Gray with comments on the employment agreements.

During the period from July 11, 2012 to July 15, 2012, Drs. Turner and Goldberg and Mr. Doll negotiated certain employment arrangements with Parent to be effective upon closing of the transactions.

On July 16, 2012, the board of directors of Parent and Purchaser each approved entry into the Merger Agreement by written consent.

The Merger Agreement was executed by Parent, Purchaser and the Company before the opening of the U.S. financial markets on July 16, 2012. Concurrently with the execution of the Merger Agreement, Parent entered a Tender and Voting Agreement with each executive officer and director of the Company and the Company entered into employment agreements with Drs. Turner and Goldberg and Mr. Doll. On July 16, 2012, before the opening of the U.S. financial markets, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $3.95 per Share in cash.

On July 17, 2012, Parent entered into a Tender and Voting Agreement with University of Iowa Foundation.

On July 30, 2012, Purchaser commenced the Offer for the Shares and filed this Offer to Purchase with the SEC on Schedule TO.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between the Company and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and

other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used and not otherwise defined herein have the respective meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than July 30, 2012. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction or waiver of the conditions described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for(subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. Such acceptance for payment of Shares tendered pursuant to the Offer is referred to herein as the “Offer Closing” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.” Pursuant to the Merger Agreement, the Offer is initially scheduled to expire at 5:00 p.m. (New York City time) on August 27, 2012, but may be extended and re-extended as described below.

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that the Company’s prior written approval is required for Purchaser to:

•	reduce the number of Shares subject to the Offer or sought to be purchased in the Offer;
•	reduce the Offer Price, except as expressly provided in the Merger Agreement;
•	add to or impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” or modify any condition described in Section 15 — “Certain Conditions of the Offer”;
•	extend or otherwise change the expiration date of the Offer, except as expressly provided in the Merger Agreement;
•	change the form of consideration payable in the Offer; or
•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse in any material respect to the holders of the Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that, (i) if requested by the Company, Purchaser will extend the Offer on one or more occasions, in consecutive increments of between two and ten business days each, with the length of such period to be determined by Parent or Purchaser (or such other period as Parent, Purchase and the Company may agree), if on any then-scheduled expiration date of the Offer any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions to the Offer are satisfied; and (ii) the Purchaser must (and Parent must cause Purchaser to) extend the Offer for any period required by applicable law, any rule, regulation interpretation or position of the SEC, the staff thereof or the NYSE Amex applicable to the Offer; provided, however, that Purchaser is not required to extend the Offer beyond 5:00 p.m. (New York City time) on September 14, 2012 and any such extension shall be subject to the right to terminate the Offer in accordance with the provisions described in the following paragraph.

The Merger Agreement provides that (i) Purchaser may terminate the Offer by delivery of written notice to the Company if at any then-scheduled expiration of the Offer, any condition to the Offer has not been satisfied or waived and no further extensions or re-extensions of the Offer are required by the Merger Agreement; and (ii) if the Merger Agreement is terminated pursuant to its terms, Purchaser must promptly (and in any event within two business days of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated pursuant to its terms, then Purchaser must promptly return, and shall cause any Depositary acting on behalf of Purchaser to return, to the extent required by the terms of the Offer, all tendered Shares to the registered holders thereof.

The termination of the Offer pursuant to clause (i) or (ii) of this paragraph is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to herein as the “Offer Termination Date.”

Pursuant to the Merger Agreement, if the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend, the Offer Price will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Offer Price.

Top-Up Option.  Pursuant to the Merger Agreement, the Company granted to Purchaser the Top-Up Option to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of Shares authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. If necessary for us to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser will be deemed to have exercised the Top-Up Option on the Offer Closing Date. The Top-Up Option is exercisable only once, in whole but not in part. Assuming no options are exercised, the Top-Up Option will enable us to acquire 90% of the Shares outstanding only if at least 88% of the Shares outstanding are tendered in the Offer. If we acquire less than 90% but more than 88% of the Shares in the Offer, we intend to exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company.

The Merger.  The Merger Agreement provides that, upon the terms and subject to satisfaction or waiver of the conditions set forth in the Merger Agreement, at the Effective Time:

•	Purchaser will be merged with and into the Company in accordance with Delaware law, whereupon the separate existence of Purchaser will cease;
•	the Company will be the Surviving Corporation after the Merger; and
•	the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Purchaser, all as provided under Delaware law.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing, if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•	if required by applicable law, adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement by the affirmative vote of the majority of the holders of Shares;
•	no order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued by a governmental authority having jurisdiction over the Company, Parent or Purchaser; and
•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The obligation of Purchaser to complete the Merger is subject to the condition that the aggregate number of Shares held by any stockholders who have not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who properly exercised appraisal rights of such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”) as of the Effective Time shall not equal or exceed 10% of the aggregate number of Shares at such time.

Effect on Capital Stock.  At the Effective Time:

•	each Share outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option by Purchaser, and Shares owned by the Company or any of its direct or indirect wholly owned subsidiaries, and (ii) Shares held by any stockholders who have not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) (each Share described in (i) or (ii) is referred to herein as an “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), subject to any applicable withholding taxes and without interest, and each Share (other than the Excluded Shares) will cease to be outstanding, will be automatically cancelled and cease to exist, and will thereafter represent only the right to receive the Per Share Merger Consideration, subject to any applicable withholding taxes and without interest;
•	each Excluded Share will cease to be outstanding, will be cancelled without payment of any consideration therefore and cease to exist; provided, however, that the Excluded Shares described in subpart (ii) in the foregoing bullet point shall thereafter represent the right to receive the payment to which the holder of such Share is entitled under Delaware law; and
•	each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and preferences as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Options.  By virtue of the Merger:

•	each outstanding Option under any employee stock option or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested shall become fully vested and exercisable immediately prior to, and then shall be canceled at, the Effective Time, and the holder thereof shall, subject to the Merger Agreement, be entitled to receive, from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay to such holders), an amount in cash equal to the product of (i) the total number of Shares subject to such Option, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share under such Option (the “Option Consideration”), and such amount shall be paid without interest and subject to applicable withholding taxes;
•	in the event that the exercise price per share of any Option is equal to or greater than the Offer Price, such Option shall be cancelled, as of the Effective Time, without consideration or other payment thereon and shall have no further force or effect; and
•	as of the Effective Time, all Options shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except for the right to receive the Option Consideration.

Treatment of Warrants.  By virtue of the Merger, each outstanding Warrant that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall become fully vested and exercisable immediately prior to the Effective Time, and the holder thereof shall, subject to the Merger Agreement, be entitled to receive, from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay to such holders), an amount in cash equal to the product of (i) the total number of Shares subject to such Warrant and (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share under such Warrant, subject to applicable tax withholding, and such amount shall be paid in a lump sum as promptly as practicable after exercise of the Warrants (but no later than two business days after such exercise);

Adjustments to Purchase Price.  The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, the outstanding Shares are changed into a different number of Shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period but excluding any change that results from any exercise of Options or Warrants that are outstanding as of the date of the Merger Agreement), the Per Share Merger Consideration, Offer Price and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted.

Board of Directors and Officers at the Effective Time.  Under the Merger Agreement, (i) the members of the board of directors of Purchaser at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified in accordance with applicable law.

Company Stockholder Meeting.  The Company has agreed that if approval of the Company’s stockholders is required under applicable law in order to consummate the Merger (the “Company Stockholder Approval”), as promptly as practicable following the Acceptance Time, the Company shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as soon as reasonably practicable following the clearance of the Proxy Statement (as defined below) by the SEC, for the purpose of voting on the Company Stockholder Approval. The Company may delay, adjourn or postpone the date of the Company Stockholder Meeting (i) if and to the extent necessary to obtain a quorum of its stockholders to take action at the Company Stockholder Meeting, (ii) if and to the extent the Company determines in good faith (after consultation with outside legal counsel) that such delay, adjournment or postponement is required by applicable law, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which it believes in good faith (after consultation with outside legal counsel) is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting and/or (iv) if on the date of the Company Stockholder Meeting, the Company has not received proxies representing a sufficient number of Shares to obtain the Company Stockholder Approval. Subject to the provisions described in this Section 11“— No Solicitation; Other Offers; Obligation to Terminate Existing Discussions,” in the event of a Company Stockholder Meeting, the Company’s board of directors, shall (a) recommend approval and adoption of the Merger Agreement and the Merger by the Company’s stockholders, (b) take all lawful actions reasonably necessary to obtain the Company Stockholder Approval and (c) otherwise comply with all legal requirements applicable to such meeting. Without the prior written consent of Parent, the adoption of the Merger Agreement and the approval of the Merger shall be the only matters (other than matters of procedure or other matters required by applicable law) which the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

The Company also agrees that unless the Merger can be consummated in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”) as described in section “— Short-Form Merger,” following the Acceptance Time, Parent may notify the Company whether Parent intends to adopt the Merger Agreement by executing an action by written consent, signed by Parent and/or its subsidiaries that own issued and outstanding Shares, as the holders of a majority of the issued and outstanding Shares pursuant to Section 228 of the DGCL (the “Parent Stockholders Consent”). Upon receipt of such notice, the Company shall, in accordance with and subject to the requirements of applicable law, as promptly as practicable after the execution and delivery of the Parent Stockholders Consent, file an information statement relating to such Parent Stockholders Consent to be sent to the Company’s stockholders, and any schedules required to be filed with the SEC in connection therewith in lieu of the Proxy Statement.

Short-Form Merger.  Notwithstanding the provisions described in sections “— Company Stockholder Meeting” and “— Proxy Statement and Other Required Company Filings,” in the event that Purchaser shall acquire at least 90% of the issued and outstanding Shares pursuant to the Offer, the exercise, if any, of the Top-Up Option or otherwise and otherwise holds at least 90% of all other classes of capital stock of the Company, if any that, but for Section 253 of the DGCL would be entitled to vote on the adoption of the Merger Agreement, the Company, Parent and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a Company Stockholder Meeting.

Proxy Statement and Other Required Company Filings.  Pursuant to the Merger Agreement, if approval of, or notification to, the Company’s stockholders is required by applicable law to consummate the Merger and Parent has not elected to adopt the Merger Agreement by the Parent Stockholders Consent, then as promptly as practicable after the Acceptance Time, but in no event later than ten business days after such date, the Company shall prepare and file the proxy or information statement of the Company required to be filed with the SEC in connection with the Merger (the “Proxy Statement”). The Company agrees to use its reasonable best efforts to cause the Proxy Statement to be filed with the SEC, respond to any comments of the SEC or its staff, and disseminate to the Company’s stockholders as promptly as practicable following the filing of the Proxy Statement with the SEC and the earlier of (i) if the SEC does have comments, confirmation from the SEC that it has no additional comments on the Proxy Statement, or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) under the Exchange Act. Under the Merger Agreement, the Company is required to provide Parent and Purchaser a reasonable opportunity to review and comment on or participate in any filings, correspondence or other communication between the Company or any of its affiliates, on the one hand, and the SEC or its staff, on the other hand. Unless the Merger Agreement is terminated pursuant to its terms, the Company has agreed to (A) advise Parent and Purchaser promptly after it receives notice thereof, of any receipt of a request, whether written or oral, by the SEC or its staff for an amendment or revisions to the Proxy Statement, any receipt of comments from the SEC or its staff on the Proxy Statement or any receipt of a request by the SEC or its staff for additional information in connection therewith, and (B) provide Parent and Purchaser with copies of all correspondence with the Company’s representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or any other filing required under applicable law. If at any time prior to the Company Stockholder Meeting, any information relating to the Company, Parent or Purchaser, or any of their respective directors, officers or affiliates, should be discovered by the Company, Parent or Purchaser which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement or any other filing required under applicable law, as applicable, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information is required to promptly notify the other, and promptly prepare and file with the SEC and, to the extent required by applicable law or the SEC or its staff, disseminate to the Company’s stockholders any amendment or supplement to the Proxy Statement or applicable filing required under applicable law describing such information. Unless the Company’s board of directors has effected an Adverse Company Recommendation Change (as defined below), the Company shall include the recommendation of the Company’s board of directors that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement (the “Company Board Recommendation”) in the Proxy Statement and, if applicable, any other filing required under applicable law.

Representations and Warranties.  The Merger Agreement, which has been provided solely to inform the Company’s stockholders of its terms and is not intended to provide any other factual information about the Company, contains various representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in the Company Disclosure Schedule that the parties exchanged in connection with the signing of the Merger Agreement (the “Company Disclosure Schedule”). The Company Disclosure Schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those which are applicable to the Company’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or

Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. Except for the rights of the Company’s stockholders to receive the Offer Price and/or the Per Share Merger Consideration, as applicable, and for the rights of the holders of Options and Warrants to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options and Warrants are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, standing, qualification, power and authority;
•	the Company’s and its subsidiaries’ capital structure and equity interests in other entities;
•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;
•	validity of the Merger Agreement;
•	the opinion of the Company’s financial advisor;
•	governmental filings and certain other governmental approvals, and no violations of organizational or governance documents;
•	the Company’s SEC filings and financial statements;
•	the Company’s compliance with the Sarbanes-Oxley Act, the Securities Act, the Exchange Act and the rules and regulations of the NYSE Amex;
•	the Company’s internal controls;
•	the absence of undisclosed liabilities;
•	the (i) accuracy and compliance with the applicable requirements of the Exchange Act of the documents to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement (collectively, the “Company Disclosure Documents”), including for the Schedule 14D-9 and the Proxy Statement, and (ii) the accuracy of information furnished to Parent or Purchaser in writing specifically for use in the Schedule TO, this Offer to Purchase, and the other documents ancillary to the Schedule TO (collectively, the “Offer Documents”);
•	absence of certain changes;
•	litigation;
•	employee benefit plans, ERISA matters and certain related matters;
•	compliance with laws;
•	permits;
•	material contracts;
•	real property;
•	the inapplicability of state takeover statutes;
•	environmental matters;
•	taxes;
•	labor matters;

•	intellectual property;
•	insurance;
•	finders’ fees;
•	regulatory matters;
•	affiliate transactions;
•	government contracts;
•	change of control;
•	absence of questionable payments;
•	professional licenses;
•	absence of claims to federal and state healthcare programs; and
•	indebtedness.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any effect, circumstance, change, event or development, individually or in the aggregate, that has (or have) or would reasonably be expected to have a material adverse effect on (a) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, or (b) the Company’s ability to perform its obligations under or consummate the transaction contemplated by the Merger Agreement. The definition of “Material Adverse Effect” excludes from the determination of whether there has been a Material Adverse Effect under clause (a):

(i)	changes in the financial or securities markets or general economic or political conditions in the United States or any other market in which the Company or its subsidiaries operate (including changes in interest rates or the availability of credit financing, and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter-market operating in the United States or any other market in which the Company or its subsidiaries operate);
(ii)	changes required by GAAP or changes required by the regulatory accounting requirements (or the interpretation thereof) applicable to any industry in which the Company and its subsidiaries operate, or that result from any action taken for the purpose of complying with any such changes;
(iii)	changes (including changes of applicable law) or conditions generally affecting the industries or markets in which the Company and its subsidiaries operate;
(iv)	changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any acts of war, sabotage or terrorism or natural disasters (including acts of God, hurricanes, earthquakes or other weather conditions) involving the United States occurring prior to, on or after the date of the Merger Agreement;
(v)	the entry into or announcement of the transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated thereby (including (A) the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with suppliers, distributors other business partners, and any impact on customers or employees, to the extent caused by the pendency or the announcement of the transactions contemplated hereby or (B) by reason of the identity of Parent or Purchaser or announcement or other communication of plans or intentions of Parent or Purchaser regarding any change in the conduct of the Company’s business);

(vi)	any failure by the Company and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period;
(vii)	a change in the trading prices or volume of Shares;
(viii)	actions taken (or omitted to be taken) at the written request of Parent;
(ix)	certain other matters as set forth in the Company Disclosure Schedule;

provided, further, that in the case of clauses (i), (ii), (iii) and (iv), such changes may be excluded from determining whether or not there has been a Material Adverse Effect only to the extent such change does not have a disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industry in which the Company and its subsidiaries operate; provided, further, that the exceptions in clauses (vi) and (vii) will not prevent a party from asserting that any fact, circumstance, change, event, occurrence or effect that may have contributed to any such changes independently constitutes or contributed to a Material Adverse Effect.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;
•	authority relating to the Merger Agreement and the transactions contemplated thereby;
•	validity of the Merger Agreement;
•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;
•	the (i) accuracy of information furnished to the Company in writing specifically for use in any Company Disclosure Document, and (ii) the accuracy and compliance with the applicable requirements of the Exchange Act, of the Schedule TO and the Offer Documents;
•	litigation;
•	solvency of the Surviving Corporation;
•	absence of certain arrangements with the Company’s stockholders, management and directors;
•	operations of Purchaser;
•	access to information; and
•	ownership of Company Shares.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality.” None of the representations and warranties contained in the Merger Agreement survive the Effective Time.

Conduct of the Company.  Except as permitted by the terms of the Merger Agreement, as set forth in the Company Disclosure Schedule or as required by applicable law, or unless Parent has otherwise consented in writing, the Company has agreed that, from the date of the Merger Agreement until the Effective Time, the Company and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and, to the extent consistent with and not in violation of any other provisions of the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to:

(i)	preserve substantially intact its present business organization;
(ii)	maintain in effect all of its foreign, federal, state and local permits, approvals, registrations, certifications, licenses, consents or authorizations;
(iii)	keep available the services of its directors, officers and key employees;
(iv)	subject to the right of contract parties to exercise applicable rights, maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with the Company; and
(v)	provide Parent with reasonable updates regarding communications with its customers regarding contract status, renewals and terminations unless such communication would violate an existing confidentiality provision in any written agreement between the Company and such customer.

In particular, and without limiting the restrictions described in the above paragraph, except as permitted by the terms of the Merger Agreement, as set forth in the Company Disclosure Schedule, as required by applicable law, or as consented to in writing by Parent, the Company has agreed that neither the Company nor any of its subsidiaries will, from the date of the Merger Agreement until the Effective Time, do any of the following:

(i)	amend its certificate of incorporation, bylaws or other similar organizational documents;
(ii)	(A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of shares of its capital stock, except for dividends paid by a direct or indirect wholly-owned subsidiary of the Company to the Company or to any of the Company’s other direct or indirect wholly-owned subsidiaries or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or any shares of capital stock of any subsidiary of the Company that is not wholly owned;
(iii)	(A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any securities of the Company or any Company subsidiary, other than the issuance of (1) any Shares upon the exercise of Options or Warrants that are outstanding on the date of the Merger Agreement in accordance with the terms of those Options or Warrants on the date of the Merger Agreement, and (2) any securities of a Company subsidiary to the Company or any other subsidiary of the Company, or (B) amend any term of any securities of the Company or any Company subsidiary, provided, however, that the Company may amend any Warrant subject to fair value accounting to remove the provisions that resulted in liability treatment under such fair value accounting standards;
(iv)	incur any capital expenditures or any obligations or liabilities in respect thereof, in excess of $150,000 in the aggregate;
(v)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, with a value in excess of $150,000 in the aggregate, other than licenses of licensed intellectual property rights, inventory, supplies, equipment and other similar items in the ordinary course of business of the Company and its subsidiaries in a manner that is consistent with past practice;
(vi)	sell, lease or otherwise transfer, or create or incur any lien (other than liens permitted under the Merger Agreement) on, any of the Company’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) the sale of equipment, inventory, products or services in the ordinary course of business consistent with past practices, or (ii) the licensing of owned intellectual property rights in the ordinary course of business consistent with past practice;
(vii)	make any loans, advances or capital contributions to, or investments in, any other person or entity, other than (i) loans, advances or capital contributions to, or investments in, wholly- owned subsidiaries of the Company and (ii) advances of travel and other reasonable out-of-pocket expenses to directors, officers and employees in the ordinary course of business consistent with past practices;
(viii)	create, incur, assume or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than $150,000 in the aggregate (together with all other indebtedness for borrowed money of the Company or its subsidiaries) or (ii) amend, modify or refinance any of the foregoing, if any;

(ix)	enter into, renew, amend or modify in any material respect or terminate any material contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its subsidiaries thereunder; provided, however, that the foregoing shall not prevent or preclude the Company or any of its subsidiaries from (A) negotiating and/or renewing in the ordinary course of business consistent with past practice any material contracts which expire upon their terms or (B) entering into any client or customer or supplier contracts or agreements in the ordinary course of business consistent with past practice, regardless of whether or not any such contract or agreement would constitute a material contract if it had been entered into as of the date hereof;
(x)	except to the extent required to comply with applicable law or as required to comply with any employee plan, (A) grant any new or increase any severance, retention, change in control, retirement or termination pay arrangement to (or amend any existing severance pay, retention, change in control, retirement or termination arrangement) other than providing standard severance or termination rights in connection with new hires, in the ordinary course of business consistent with past practice and so long any such payments are not payable upon, do not increase as a result of, and are otherwise unrelated to, a change of control or similar transaction, including the transactions contemplated by the Merger Agreement, (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) other than in connection with new hires or promotions in the ordinary course of business consistent with past practice, (C) increase benefits payable under any existing severance or termination pay policies, (D) establish, adopt or amend (except as required by applicable law) any employee plan, collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock, restricted stock unit, equity or equity-based compensation or other benefit plan or arrangement or (E) increase compensation, bonus or other benefits payable to any director, officer, independent contractor or employee with an annual base salary in excess of $150,000 of the Company or any of its subsidiaries, except for regularly scheduled increases to current employees made in the ordinary course of business consistent with past practice or pursuant to an employment agreement or arrangement in existence on the date of the Merger Agreement, (F) modify or otherwise alter the payroll practices or policies of the Company or any of its subsidiaries, or (G) accelerate the payment of any bonus or other amounts (relative to the timing contemplated as of the date of the Merger Agreement);
(xi)	make any material change in the Company’s fiscal year or methods of accounting, except as required by concurrent changes in GAAP, in Regulation S-X of the Exchange Act, or applicable law and agreed to by the Company’s independent public accounting firm;
(xii)	offer, propose, agree to or otherwise settle, pay, discharge, satisfy or waive (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its subsidiaries, (B) any stockholder litigation, claim or dispute against the Company, any of its subsidiaries or any of their officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby in each case, with respect to clauses (A), (B) and (C), if such settlement would, in any single case, result in damages, fines or other penalties payable to or by the Company or its subsidiaries in excess of $250,000 and other than contemplated by the Merger Agreement;
(xiii)	permit the lapse of, or engage in any action that constitutes a violation of, any permits, approvals, registrations, certifications, licenses, consents or authorizations;
(xiv)	enter into any joint venture, partnership or similar arrangement or enter into any collective bargaining agreement or other agreement with a labor union or works council;
(xv)	implement any action which constitutes a “mass layoff” under the Workers Adjustment and Retraining Notification Act of 1988, as amended;
(xvi)	enter into a new line of business;

(xvii)	fail to maintain in full force and effect material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;
(xviii)	adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) other than as permitted by the terms of the Merger Agreement;
(xix)	engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) or any of the Company’s affiliates other than wholly-owned subsidiaries of the Company or pursuant to agreements in force on the date of the Merger Agreement, as set forth in the Company Disclosure Schedule; or
(xx)	agree to do any of the foregoing.

Access to Information.  The Company has agreed that until the Effective Time, and subject to applicable law, applicable contractual restrictions and certain confidentiality obligations, the Company will (and to cause its subsidiaries and representatives to) provide Parent and Parent’s authorized representatives with reasonable access during all reasonable times to the Company’s offices, properties, books and records and furnish Parent and its other authorized representatives such financial and operating data and other information as such persons may reasonably request in writing. The Company will also instruct its and its subsidiaries employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation. All information provided will continue to be covered by the terms of the Confidentiality Agreement (as defined below). Parent has agreed that any investigation it conducts pursuant to the access to information right described in this paragraph will be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties.

Tax Matters.  The Company agreed that from the date of the Merger Agreement until the Effective Time, neither the Company nor any of its subsidiaries shall make, rescind or change any election with respect to taxes; change any tax accounting period; adopt or change any method of tax accounting; file any amended tax return; settle or compromise any tax claim, audit or assessment; enter into an agreement with respect to taxes with any governmental entity (including a “closing agreement” under Section 7121 of the Code); surrender any right to claim a refund for taxes; consent to any non-automatic extension of the statute of limitations applicable to any tax claim or assessment; or take any other similar action.

In addition, the Company agreed that all transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by the Merger Agreement, including the Merger and including any real property transfer tax and any similar tax, shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary tax returns and other documentation with respect to all such taxes and fees, and, if required by applicable law, the Company shall, and shall cause its affiliates to, join in the execution of any such tax returns and other documentation.

Stockholder Litigation.  The Company has agreed to give Parent the opportunity to participate in the defense or settlement of, and cooperate with Parent in connection with, any stockholder litigation against the Company and/or any of its directors or officers relating to the Merger Agreement, the Merger or any of the transactions contemplated thereby, and no such settlement of any stockholder litigation shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Directors’ and Officers’ Indemnification and Insurance.  The Merger Agreement provides for certain indemnification rights in favor of the Company’s and its subsidiaries’ current and former directors and officers. Specifically, the parties have agreed that from the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses (provided the person to whom expenses are advanced undertakes to repay such advances to the extent required by applicable law) to, the current and former officers and directors of the

Company and its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable law.

Parent and the Company further agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) existing in favor of the current or former directors or officers of the Company and its subsidiaries shall be assumed by the Surviving Corporation in the Merger at the Effective Time. Further, Parent and the Company agreed that the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s articles of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals. The Merger Agreement also provides for certain insurance rights in favor of the Company’s and its subsidiaries’ current and former directors and officers. Specifically, the Company shall obtain the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least seven years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). Pursuant to the Merger Agreement, the Company is obligated to give Parent a reasonable opportunity to participate in the selection of such tail policy and give reasonable and good faith consideration to any comments made by Parent with respect thereto. Further, the Company agreed that that in no event shall it pay (or agree to pay) in excess of $175,000 for any such D&O Insurance policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least seven years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement, or the Surviving Corporation shall purchase comparable D&O Insurance for such seven year period. However, the Merger Agreement provides that in no event shall Parent or the Surviving Corporation be required to expend for such “tail” policies an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year. If the aggregate premiums of such “tail” insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

If Parent or the Surviving Corporation or any of their respective successors or assigns shall consolidate or merge into any other entity in which it is not the surviving entity or transfer all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations summarized in this section “— Directors’ and Officers’ Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Reasonable Best Efforts.  Subject to the terms and conditions of the Merger Agreement, the Company, Purchaser and Parent agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) causing the conditions to the obligations of the other party to consummate the Merger set forth in the Merger Agreement to be satisfied, (ii) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (iii) obtaining and maintaining all permits, approvals, registrations, certifications, licenses, consents, authorizations and other confirmations required to be obtained from any governmental authority or other third party, including consents under any material contract, that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of the Merger Agreement, subject to the provisions of the Merger Agreement described in this Section 11 “— No Solicitation; Other Offers; Obligation to Terminate Existing Discussions.” Parent and the Company have agreed to promptly consult with the other with respect to, provide any necessary information with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any governmental authority or any other person or entity or any other information supplied by such party with any governmental authority or any other person or entity or any other information supplied by such party to a governmental authority or any other person or entity in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. Parent agreed to take all actions necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement.

Public Announcements.  The Company and Parent have agreed that except for any press release or public announcement as may be required by applicable law, court process or any listing agreement with any national securities exchange, no other public release or announcement concerning the transactions contemplated by the Merger Agreement shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed). If such release or announcement is required by applicable law or stock market regulations, the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The restrictions set forth in this paragraph, however, shall not apply to any release, announcement or disclosure made or proposed to be made following an Adverse Company Recommendation Change.

Employee Matters.  Parent has agreed that, following the Effective Time, Parent will give each employee of the Company or any of its subsidiaries as of the Effective Time who continues employment with the Surviving Corporation or any of its affiliates (each, a “Continuing Employee,” and collectively, the “Continuing Employees”), full credit for prior service with the Company or its subsidiaries for purposes of (i) eligibility and vesting under any Parent employee plan, (ii) determination of benefit levels under any Parent employee plan or policy relating to vacation or severance and (iii) determination of “retiree” status under any Parent employee plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such credit would result in a duplication of benefits. In addition, Parent has agreed to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

In addition, Parent has agreed that during the six-month period following the Effective Time, Parent shall, or Parent shall cause the Surviving Corporation and its subsidiaries to, provide to all Continuing Employees, to the extent they remain employed during such six-month period, compensation and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by either the Company and its subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time or the Parent or its subsidiaries to its similarly situated employees.

Nothing in this paragraph or the preceding paragraphs shall (i) be treated as the adoption or amendment of, or undertaking to adopt or amend, any benefit plan, (ii) prohibit Parent or any of its subsidiaries, including the Surviving Corporation, from amending, modifying or terminating any employee benefit plan, (iii) obligate Parent, the Company, the Surviving Corporation or any of their respective affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to the Merger Agreement.

Financing Cooperation.  The Company has agreed to reasonably cooperate in connection with any financing to be obtained by Parent or any of its affiliates in order to effect the transactions contemplated by the Merger Agreement as may be reasonably requested by Parent. Such cooperation by the Company and its subsidiaries and their representatives shall include, at the reasonable request of Parent, (i) participation in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions, (ii) furnishing Parent and its representatives with all financial and other pertinent information regarding the Company or any of its Subsidiaries as may be reasonably requested by Parent, (iii) reasonably assisting Parent and its financing sources in the preparation of offering and syndication documents and materials, including rating agency presentations, road show presentations and similar documents and materials, in connection with any financing (all such documents and materials, collectively, the “Financing Documents”), including providing customary authorization letters related thereto, (iv) facilitating the execution and delivery at the Offer Closing of definitive documents related to any financing, (v) facilitating the pledging of collateral in connection with any financing, including executing and delivering any customary collateral documents and other customary certificates and documents as may be reasonably requested by Parent (provided that no obligations of the Company or its subsidiaries or its representatives under any such documents or certificates shall be effective unless and until the Effective Time occurs), and (vi) using commercially reasonable efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge and (vii) using, after the Effective Time, its commercially reasonable efforts to permit any cash and marketable securities of the Company and its subsidiaries that can reasonably be made available to pay a portion of the aggregate purchase price, to be made available for that purpose. Nothing in this paragraph shall require the Company’s cooperation to the extent it would interfere unreasonably with the business or operations of the Company and its subsidiaries. The parties have agreed that neither the Company nor any of its subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability prior to the Closing with respect to any financing and Parent shall bear all costs and reimburse the officers and directors of the Company and its subsidiaries for any out-of-pocket expenses they may incur in complying with the obligations described in this paragraph, including expenses associated with attending meetings, presentations or similar sessions. The Company has agreed to the reasonable use of its logos in connection with any financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company.

No Solicitation; Other Offers; Obligation to Terminate Existing Discussions.  The Company and Parent have agreed that except as described in the paragraph immediately below, neither the Company nor any of its subsidiaries shall, nor shall the Company or any of its subsidiaries authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage (including by way of providing non-public information) the submission of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to, any Company Acquisition Proposal (as defined below), (ii) enter into, continue, or otherwise participate in any discussions or negotiations with respect thereto, furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any third party in connection therewith, or otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or encourage any such inquiries, proposals, discussions or negotiations, (iii) enter into any agreement or understanding (including, without limitation, any definitive transaction document, letter of intent or similar agreement) relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, or (v) resolve or propose to do any of the foregoing. The Company has agreed to, and to cause its subsidiaries and its and their representatives to, cease immediately upon entry into the Merger Agreement and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Company Acquisition Proposal. In addition, the Company has agreed that except as described in the paragraph immediately below, neither the Company’s board of directors nor any committee thereof shall (A) fail to make, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify) in a manner adverse to Parent the Company Board Recommendation, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) a Company Acquisition Proposal, (C) (x) fail to publicly recommend against any Company Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and

(y) within five business days after Parent so requests in writing, (D) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation Statement on Schedule 14D-9 within ten business days after the commencement of such Company Acquisition Proposal, or (E) fail to include the recommendation of the Company’s board of directors in favor of approval and adoption of the Merger Agreement and the Merger in the Proxy Statement (any action described in the foregoing clauses (A) through (E), an “Adverse Company Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the determination by the Company’s board of directors that a Company Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination or (3) the delivery by the Company of certain notices required by the Merger Agreement shall constitute an Adverse Company Recommendation Change). The Company has agreed that any violation of the restrictions on the Company described in this paragraph by any representative of the Company or any of its subsidiaries shall be a breach by the Company.

Notwithstanding the paragraph immediately above, Parent has agreed that at any time prior to the approval and adoption of the Merger Agreement by the Company’s stockholders, if the Company or any of its representatives has received a bona fide written Company Acquisition Proposal that the Company’s board of directors reasonably believes constitutes or would reasonably be expected to lead to a Superior Proposal, the Company, directly or indirectly through its representatives, may, as long as the Company, its subsidiaries and their representatives shall not have breached or taken any action inconsistent with the restrictions described in the paragraph immediately above, (i) engage in negotiations or discussions with such third party and its representatives, (ii) furnish to such third party or its representatives or financing sources non-public information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to such third party, in each case pursuant to a customary confidentiality agreement (which confidentiality agreement shall not prohibit the Company or its subsidiaries from providing any information to Parent required by the Merger Agreement) with such third party with terms no less favorable to the Company than those contained in the Confidentiality Agreement described below under the heading “Confidentiality Agreement”; provided, however, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such third party, subject to the right of the Company to withhold information where such disclosure would contravene any applicable law, and (iii) take any action that any court of competent jurisdiction orders the Company to take; provided, however, that prior to taking any action described in clauses (i) or (ii) above, (A) the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties to the holders of Shares under applicable law and (B) the Company’s board of directors shall determine in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Company Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. The parties have agreed that nothing contained in the Merger Agreement shall prevent the Company’s board of directors from (i) complying with Rule 14(e)-2(a) or Rule 14d-9 under the Exchange Act with regard to the Company Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this paragraph and the preceding paragraph or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

The Company has agreed that the Company’s board of directors shall not take any of the actions described in the paragraph above unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action at least 24 hours in advance of taking such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis of the status and terms of any discussions and negotiations with the third party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its representatives) of any Company Acquisition Proposal, any notification to the Company (or any of its representatives) that would reasonably be expected to result in a Company Acquisition Proposal or of any request received by the Company (or any of its representatives) for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that has made, or that has notified the Company (or any of its representatives) that it is considering making, a Company Acquisition Proposal. The Company shall identify the third party making, and the terms and conditions of, any such Company Acquisition Proposal, indication or request. The Company shall keep Parent informed, on a current basis, in reasonable detail of the status and details of any such Company Acquisition Proposal, indication or request and shall as promptly as practicable provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its subsidiaries that describes any terms or conditions of any Company Acquisition Proposal.

The Company and Parent have agreed that notwithstanding anything in the Merger Agreement to the contrary, the Company’s board of directors may at any time prior to the earlier to occur of the Acceptance Time or the Company Stockholder Approval (i) make an Adverse Company Recommendation Change in response to a material event, development or change in circumstances that affects the business, assets or operations of the Company and was not known or reasonably foreseeable to the board of directors of the Company on the date of the Merger Agreement, which material event, development or change in circumstances, becomes known to the board of directors of the Company prior to the Company Stockholder Meeting(an “Intervening Event”) and/or a Superior Proposal and (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal; provided, however, the board of directors of the Company shall not take any action described in the foregoing clauses (i) and (ii) unless (A) the board of directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes an Intervening Event or Superior Proposal and that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, (B) the Company shall have complied with its obligations under the Merger Agreement described in this Section 11 “— No Solicitation; Other Offers; Obligation to Terminate Existing Discussions,” and (C) the Company promptly notifies Parent in writing, at least three business days before taking such action, of such determination of the Company’s board of directors and of its intention to effect an Adverse Company Recommendation Change in response to such Intervening Event or Superior Proposal. Such notice in response to an Intervening Event shall specify in reasonable detail the facts underlying the decision by the Company’s board of directors to take such action and during such three business day period, the Company shall, if requested by Parent, engage in good faith negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for such Adverse Company Recommendation Change, in which case the Company’s board of directors shall not take any action described in clauses (i) and (ii) above. Such notice in response to a Superior Proposal shall attach the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identify the third party making such Superior Proposal and, during such three business day period, the Company shall (and shall cause its financial and legal advisors to) negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Superior Proposal would cease to constitute a Superior Proposal (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three business day period).

“Superior Proposal” is defined in the Merger Agreement as a bona fide, written Company Acquisition Proposal for at least a majority of the Shares or all or substantially all of the consolidated assets of the Company and its subsidiaries on terms that the Company’s board of directors determines in good faith by a majority vote, after considering the advice of its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Company Acquisition Proposal, including any financing conditions associated with the proposal, the identity of the person or entity making the proposal, any break-up fees, expense reimbursement provisions, expected timing and other conditions to consummation, are more favorable to the Company’s stockholders from a financial point of view than as provided under the Merger Agreement (taking into account any proposal by Parent to amend the terms of the Merger Agreement as described in the immediately preceding paragraph), which the Company’s board of directors determines in good faith is reasonably likely to be consummated without excessive delay relative to the transactions contemplated by the Merger Agreement.

“Company Acquisition Proposal” is defined in the Merger Agreement as, other than the transactions contemplated by the Merger Agreement, any offer, proposal or inquiry of any third-party relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the consolidated revenues or earnings of the Company are attributable, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s (or any group of third parties’) beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the consolidated revenues or earnings of the Company are attributable, or (iv) any combination of the foregoing.

Confidentiality.  Each of Parent and Purchaser has agreed to hold and treat and cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement in accordance with the confidentiality agreement described below under the heading Confidentiality Agreement.

Termination.  The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time, whether before or after the Company’s stockholders have approved the transactions contemplated by the Merger Agreement, as follows:

•	by mutual written agreement of the Company and Parent;
•	by either the Company or Parent, upon written notice to the other, if:
•	the Acceptance Time has not occurred on or before the Outside Date, except that such right to terminate is not available to any party whose breach of any provision of the Merger Agreement results in the failure of the Effective Time to occur by such time and provided that the Company shall not be permitted to terminate the Merger Agreement under this bullet at any time that the Merger Agreement may be terminated by either the Company or Parent under the last bullet;
•	(i) any applicable law makes consummation of the Merger illegal or otherwise prohibited or (ii) any governmental authority of competent jurisdiction shall have issued an order, decree or rule or taken any other action (including the failure to have taken an action), that may have the effect of permanently enjoining or otherwise prohibiting the Company or Parent from consummating the Offer or the Merger and such injunction or other action shall have become final and nonappealable, except that such right to terminate the Merger Agreement under this bullet shall not be available to any party whose action or failure to act has been the principal cause of, or resulted directly in, such applicable law or action prohibiting consummation of the Merger; or
•	the Offer Termination shall have occurred without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination any of the conditions to the Offer shall not be satisfied or waived; or
•	by Parent, upon written notice to the Company, if:
•	(i) an Adverse Company Recommendation Change shall have occurred, (ii) the Company’s board of directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9, (iii) the Company shall have failed to call or hold the Company Stockholder Meeting in accordance with the Merger Agreement if required under applicable law in order to consummate the Merger, (iv) the Company enters into any agreement providing for, or a letter of intent, memorandum of understanding, term sheet or similar arrangement contemplating, a Company Acquisition Proposal (other than a confidentiality agreement as contemplated by the Merger Agreement), (v) a tender or exchange offer relating to the Company’s securities shall have been commenced by a third party and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company’s board of directors recommends rejection of such tender or exchange offer, or (vi) the Company or the Company’s board of directors publicly announces its intention to do any of the actions set forth in the foregoing clauses (i), (ii), (iii) or (iv);
•	there shall have been a breach by the Company of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of the Company, which breach would, individually or in the aggregate, result in, the failure of a condition to the Merger regarding (i) the accuracy of the Company’s representations and warranties, (ii) the Company’s performance in all material respects all its obligations, agreements and covenants required to be performed by it under the Merger Agreement on or prior to the expiration of the Offer or (iii) the Company’s delivery of a certificate signed by its chief executive officer or another senior officer of the Company and certifying as to the satisfaction by the Company of certain conditions to the Offer specified in the Merger Agreement, and which breach, in each case, has not been cured within 30 days following receipt of notice thereof to the Company or, by its nature, cannot be cured within such period, except that such right to terminate is not available if Parent or Purchaser is in material breach of its or their obligations under the Merger Agreement; or
•	the Company shall have breached in any material respect any of its obligations described in this Section 11 “— No Solicitation; Other Offers; Obligation to Terminate Existing Discussions”; or
•	by the Company, upon written notice to Parent, if:
•	an Adverse Company Recommendation Change shall have occurred and the Company has paid any amounts due as described in this Section 11 “— Fees and Expenses”; or
•	there shall have been a material breach by Parent or Purchaser of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of Parent or Purchaser, which breach shall have not been cured within 30 days following receipt of notice thereof to Parent or, by its nature, cannot be cured within such period, except that such right to terminate is not available to the Company if the Company is in material breach of its obligations under the Merger Agreement.

Effect of Termination.  If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party to the Merger Agreement (or any of its representatives or affiliates), subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below under the section “— Fees and Expenses”, which will survive termination of the Merger Agreement in accordance with their terms.

Fees and Expenses.  The Company has agreed to pay Parent a termination fee of $1,716,000 in cash (the “Company Termination Fee”), if:

•	(i) the Merger Agreement is terminated:
•	by Parent, due to (i) the occurrence of an Adverse Company Recommendation Change, (ii) the Company’s board of directors’ failure to include the Company Board Recommendation in the Schedule 14D-9 of the Company filed with the SEC in connection with the Offer, (iii) the Company’s failure to call or hold the Company Stockholder Meeting in accordance with the Merger Agreement if required under applicable law in order to consummate the Merger, (iv) the Company’s entry into any agreement providing for, or a letter of intent, memorandum of understanding, term sheet or similar arrangement contemplating, a Company Acquisition Proposal (other than a confidentiality agreement), (v) commencement by a third party of a tender or exchange offer relating to the Company’s securities and the Company does not send to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company’s board of directors recommends rejection of such tender or exchange offer, or (vi) the Company or its board of directors’ publicly announced intention to do any of the actions set forth in the foregoing clauses (i), (ii), (iii) or (iv); or
•	by Parent, due to a breach in any material respect of the Company’s obligations described in this Section 11 “— No Solicitation; Other Offers; Obligation to Terminate Existing Discussions”; or
•	by the Company or Parent, if the Acceptance Time has not occurred prior to the Outside Date (except that such right to terminate is not available to any party that has breached any provision of the Merger Agreement in a manner that results in the failure of the Acceptance Time to occur and provided that the Company shall not be permitted to terminate the Merger Agreement at any time that the Merger Agreement may be terminated by either the Company or Parent under the last bullet) and (i) (A) prior to such termination a Company Acquisition Proposal has been publicly disclosed or otherwise communicated to the Company’s stockholders or the Company’s board of directors and not withdrawn and (ii) within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to or recommends to its stockholders a Company Acquisition Proposal or a Company Acquisition Proposal is consummated (provided, however, that for purposes of this bullet point each reference to “15%” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “50.1%”) or
•	by the Company, due to the occurrence of Adverse Company Recommendation Change and the Company pays the Company Termination Fee; or
•	by the Company or Parent, the Offer Termination occurs without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination any of the conditions to the Offer shall not be satisfied or waived.

The Company has agreed to pay Parent all of the documented out-of-pocket expenses incurred by Parent (the “Termination Expenses”), up to $858,000 in the aggregate, within two business days after delivery to the Company of an itemization setting forth in reasonable detail all such reimbursable expenses, if:

•	(i) the Merger Agreement is terminated due to a breach by the Company of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of the Company, which breach would, individually or in the aggregate, result in, the failure of a condition to the Merger regarding (A) the accuracy of the Company’s representations and warranties, (B) the Company’s performance in all material respects all its obligations, agreements and covenants required to be performed by it under the Merger Agreement on or prior to the expiration of the Offer or (C) the Company’s delivery of a certificate signed by its chief executive officer or another senior officer of the Company and certifying as to the satisfaction by the Company of certain conditions to the Offer specified in the Merger Agreement, and which breach, in each case, has not been cured within 30 days following receipt of notice thereof to the Company or, by its nature, cannot be cured within such period, except that such right to terminate is not available if Parent or Purchaser is in material breach of its or their obligations under the Merger Agreement; or
•	(ii) the Merger Agreement is terminated due to any governmental authority of competent jurisdiction issuing an order, decree or rule or taking any other action (including the failure to have taken an action), that may have the effect of permanently enjoining or otherwise prohibiting the Company or Parent from consummating the offer or the Merger and such injunction or other action shall have become final and nonappealable (except that such right to terminate shall not be available to any party whose action or failure to act has been the principal cause of, or resulted directly in, such applicable law or action prohibiting consummation of the Merger) and such order, decree, rule or action arises as a result of actions taken by stockholders of the Company.

Parent has agreed to pay the Company a termination fee of $1,716,000 in cash (the “Parent Termination Fee”), if the Company terminates the Merger Agreement due to a material breach by Parent or Purchaser of any of the covenants or agreements or any of the representations or warranties set forth in the Merger

Agreement on the part of Parent or Purchaser, which breach is not cured within thirty days following receipt of notice thereof to Parent or, by its nature, cannot be cured within such period, except that such right to terminate is not available to the Company if the Company is in material breach of its obligations under the Merger Agreement.

The parties to the Merger Agreement have agreed that the Parent Termination Fee shall be, with respect to the matters giving rise to the Parent Termination Fee, the sole and exclusive remedy of the parties for monetary damages under the Merger Agreement related to the matters giving rise to such payments. The Company also has agreed that the termination of the Merger Agreement according to its terms and, if applicable, the collection of the Parent Termination Fee shall be the Company’s sole and exclusive remedy in the event of any breach of the Merger Agreement by Parent or Purchaser. The Company has further agreed that the Company shall not be entitled to seek or recover monetary damages or any other remedy (whether sounding at law or in equity) against Parent, Purchaser or any of their affiliates or representatives other than as set forth in the Merger Agreement. Parent and Purchaser have agreed that Parent and Purchaser shall not be entitled to seek or recover monetary damages or any other remedy (whether sounding at law or in equity) against the Company or any of its affiliates or representatives other than as set forth in the Merger Agreement. In addition, the parties have agreed that if the Company fails to pay the Company Termination Fee when due, or Parent fails to pay the Parent Termination Fee when due, (i) such fee shall accrue interest for the period commencing on the date such fee became past due through the date such fee is actually paid, at a rate equal to the rate of interest published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks plus two percent and (ii) the Company or Parent, as applicable, shall also pay to Parent or the Company, as applicable, all of the Company’s or Parent’s costs and expenses (including attorneys’ fees) in connection with all actions to collect the past due fee.

Availability of Specific Performance.  The Merger Agreement provides that Parent and Purchaser shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement by the Company or to enforce specifically the performance of the terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity. The Company has agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations under the Merger Agreement, in addition to any other remedy that may be available at law or in equity. The Company is not entitled to any specific performance or any equitable relief against Parent or Purchaser. Termination of the Merger Agreement and collection of the Parent Termination Fee is the Company’s sole and exclusive remedy for a breach of the Merger Agreement by Parent or Purchaser.

Expenses.  Pursuant to the Merger Agreement, other than as described above in this Section 11 “— Fees and Expenses,” all costs and expenses incurred in connection with the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

Governing Law.  The Merger Agreement is governed by the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Employment Agreements

The following summary description of the employment agreements with certain members of the Company’s current management is qualified in its entirety by reference to such employment agreements, which Parent has filed as exhibits (d)(4), (d)(5) and (d)(6) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” above.

On July 16, 2012, the Company entered into an employment agreement with each of Dr. Richard W. Turner, Ph.D., Chief Executive Officer, Stephen B. Goldberg, Executive Vice President and Larry Doll, Vice President — Strategic Development. The agreements entered into with each of Dr. Turner (the “Turner Agreement”) and Dr. Goldberg and Mr. Doll (the “Executive Employment Agreements” and, together with the Turner Agreement, the “New Employment Agreements”), amend and restate the existing employment agreements between the Company and each executive. The effect of the New Employment Agreements is to change certain terms of Dr. Turner’s, Dr. Goldberg’s and Mr. Doll’s employment with the Company from and after the Effective Time. None of the New Employment Agreements will become effective until the Effective Time.

Under the Turner Agreement, following the Effective Time, Dr. Turner will be employed as the Company’s chief executive officer for a six-month period commencing on the Closing Date. Dr. Turner will receive (i) a base salary of $29,166.67 per month during the term of his employment, (ii) a target bonus amount of $17,500 for each full month of employment and (iii) reimbursement for certain business expenses, including the use of a rental apartment, and he will be allowed to participate in all employee benefit plans in effect for employees of the Company generally. Pursuant to the Turner Agreement, Mr. Turner will be subject to certain confidentiality and non-competition restrictions. The Turner Agreement does not limit the “change of control” payment to be made to Dr. Turner in connection with his current employment agreement.

Under the Executive Employment Agreements, Dr. Goldberg and Mr. Doll will be employed as the Company’s Chief Operating Officer and Senior Vice President, Strategic Development, respectively. The following table sets forth the term of each Executive Employment Agreement, which will be automatically extended for an additional 12-month periods unless the Company or employee provided notice of their intent not to renew; the base salary of each employee; and the target and maximum bonus amounts for each employee:

Name	Term	Annual Base Salary	Target Annual Performance Bonus	Target Annual Customer Retention Bonus
Stephen B. Goldberg	Three years	$408,000	$102,102.60 in 2012; 20% of annual base salary thereafter	10% of annual base salary
Larry Doll	Three years	$167,500	$48,043 in 2012; 20% of annual base salary thereafter	$7,500 per year

Additionally, under the Executive Employment Agreements, each employee will be entitled to reimbursement for certain business expenses, including use of a car by Dr. Goldberg and a rental apartment by Mr. Doll and will be allowed to participate in all employee benefit plans in effect for employees of the Company generally. Upon an employee’s termination by the Company without “cause” or by the employee for “good reason,” as each such term is defined in their respective Executive Employment Agreement, such employee will be entitled to receive from the Company (i) any amounts owed to the employee that were unpaid at the time of termination, (ii) a cash payment equal to their current annual base salary payable over 24 months, (iii) any bonus owed for any prior years and (iv) payment of a pro rata bonus for the year in which termination occurred calculated based upon the target bonus of such employee. Pursuant to the terms of the Executive Employment Agreements, each employee will be subject to certain confidentiality and non-competition restrictions.

The Compensation Committee of the Company’s board of directors approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), among other things, each agreement, arrangement or understanding entered into by the Company or a subsidiary of the Company on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

Tender and Voting Agreement

Concurrently with the execution of the Merger Agreement, on July 16, 2012, each director and executive officer of the Company entered into a tender and voting agreement (the “Tender and Voting Agreement”) with Parent whereby each has committed, among other things, subject to the terms and conditions of the Tender and Voting Agreement, to the following:

(i)	to tender their Shares in the Offer;

(ii)	to vote all of their Shares (a) in favor of the adoption of the Merger Agreement and in favor of the Merger, and (b) against any proposal made in opposition to, or in competition with, the Offer or the Merger; and
(iii)	subject to certain exceptions, to be restricted in transferring any Shares currently owned or subsequently acquired prior to the termination of the Tender and Voting Agreement.

Each stockholder that executed the Tender and Voting Agreement also irrevocably granted to, and appointed, Parent as the stockholder’s proxy with respect to the foregoing voting obligations. The number of outstanding Shares so committed in the aggregate pursuant to the Tender and Voting Agreement equals 19.3% of the outstanding Shares on the date of the Merger Agreement. The Tender and Voting Agreement automatically terminates upon the earlier of the termination of the Merger Agreement and the Effective Time.

The foregoing description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which is incorporated herein by reference. We have filed a copy of the Tender and Voting Agreement as Exhibit (d)(2) to the Schedule TO.

Confidentiality Agreement

On January 24, 2012, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Parent and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information provided by the Company for the purposes of evaluating a possible transaction between Parent and the Company. Parent further agreed, under the terms of a standstill provision, to refrain from buying Shares. The Confidentiality Agreement is filed as Exhibit (d)(3) to this Schedule TO.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser intend to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under Delaware law (the “Short-Form Merger”). Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market from the Company or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for the Company.  It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential.

Parent and Purchaser have discussed and agreed the terms of new employment agreements with certain members of the Company’s current management team as described in Section 11 — “The Merger Agreement; Other Agreements — Employment Agreements.” Such arrangements with the existing management team will not become effective until the time the Merger is completed, if at all.

The directors of Purchaser will become the directors of the Company and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed. See Section 11 — “The Merger Agreement; Other Agreements —  The Merger Agreement — Board of Directors and Officers at the Effective Time.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for the Company — Plans for the Company,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy, (iv) any other material change in the Company’s corporate structure or business or (v) any change in the composition of its management.

13. Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE Amex. According to the published rules of the NYSE Amex, the NYSE Amex would consider disqualifying the Shares for listing on the NYSE Amex if, among other possible grounds, the number of publicly held Shares falls below 200,000, the total number of public stockholders falls below 300, or the aggregate market value of publicly held Shares over a 90 consecutive business day period is less than $1 million. Shares held by officers, directors of the Company, or controlling stockholders or other family or concentrated holdings, will not be considered as being publicly held for this purpose. According to the Company, as of July 25, 2012, there were 14,001,463 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NYSE Amex or are delisted from NYSE Amex altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Company Stockholder Meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE Amex. We intend and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside or pay any dividend or other distribution, payable in cash, stock, property or any combination, with respect to the capital stock of the Company or any subsidiary of the Company.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of the Company common stock promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer unless:

(a) that there has been validly tendered and not withdrawn by the Expiration Date that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least 90% of the Shares outstanding (the “Minimum Tender Condition”); and

(b) each of the following conditions has occurred and are continuing as of the Expiration Date:

(i)	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (in the event that the exercise of the Top-Up Option is necessary and available) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary and available) illegal, shall be in effect;
(ii)	that the representations and warranties of the Company (A) set forth in Section 4.05 (capitalization) and Section 4.25 (finder’s fees) of the Merger Agreement shall be true and correct in all respects, (ii) set forth in Section 4.01 (corporate existence and power), Section 4.02 (corporate authorization), Section 4.03 (governmental authorization), Section 4.06 (subsidiaries), Section 4.12 (compliance with laws; regulatory matters; permits) and Section 4.26 (opinion of financial advisor) of the Merger Agreement shall be true and correct in all material respects and (C) set forth in the Merger Agreement, other than those sections specifically identified in clauses (A) and (B), shall be true and correct (disregarding for purposes of this clause (C) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect” and words of similar import therein), except with respect to clauses (A), (B) and (C), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (C) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct has had, or would reasonably be expected to have, a Material Adverse Effect;

(iii)	that no event, occurrence, development or state of circumstances, change, fact or condition shall have occurred since the date of the Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect;
(iv)	the Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;
(v)	the Company shall have delivered to Parent a certificate signed by its chief executive officer or another senior officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in clauses (ii), (iii) and (iv) of this section 15 — “Certain Conditions of the Offer.”;
(vi)	the Company’s board of directors shall not have withdrawn, modified, qualified or amended the Company Board Recommendation in any manner adverse to Parent;
(vii)	that the aggregate number of Dissenting Shares as of the Effective Time shall not equal or exceed 10% of the aggregate number of Shares outstanding at such time;
(viii)	that there shall not have been any cancellation or termination, or threatened cancellation or termination, in writing by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000 (the “Maintenance of Contracts Condition”);
(ix)	the Company and its Subsidiaries shall have on hand immediately prior to the Acceptance Time cash and cash equivalents determined in accordance with GAAP in an aggregate amount (the “Cash on Hand Amount”) equal to or greater than $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby (the “Cash on Hand Condition”);
(x)	the Company shall have provided a certificate, duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulation, certifying that the shares of the Company are not United States real property interests within the meaning of Section 897(c) of the Code;
(xi)	there shall not have been (i) enacted any change in applicable law, (ii) any change in the enforcement of any applicable law, or (iii) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case, that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington;
(xii)	that the Merger Agreement shall not have been terminated in accordance with its terms; and
(xiii)	in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the Offer Closing, the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered into the Offer and not properly withdrawn shall be sufficient for Purchaser and its affiliates to own at least 90% of the Shares immediately after the Offer Closing (after giving effect to such exercise).

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time (in each case on or prior to the Expiration Date), subject to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time (in each case on or prior to the Expiration Date).

16. Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has opted out of Section 203 of the DGCL with the effect that the provisions of such Section are inapplicable to the Merger Agreement, the Merger and the other transactions contemplated thereby.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Rule 14d-10(d) Matters.  Prior to the Offer Closing, the Company has agreed (acting through the compensation committee of its board of directors) to take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or a subsidiary of the Company on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

17. Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under Delaware law to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Shares held by a holder who has properly exercised and perfected his or her demand for appraisal rights with respect to such Shares pursuant to Section 262 of the DGCL

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18. Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Company’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

Hanover Merger Sub, Inc.

July 30, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The names of the directors and executive officers (or functional equivalents) of Parent and Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director and officer of Parent and Purchaser is 1283 Murfreesboro Road, Suite 500, Nashville, TN 37217, and the business telephone number for each such director or officer is (800) 592-2974. Each member of the board of managers and executive officer (or functional equivalent) is a citizen of the United States.

Parent Managers and Executive Officers

Gerard Boyle	President and Chief Executive Officer; Member of the Board of Managers
Cary McClure	Executive Vice President, Chief Financial Officer; Member of the Board of Managers
Leilani Boulware	Executive Vice President, Chief Administrative Officer and Chief Legal Counsel
Jon Bosch	Executive Vice President, Chief of Institutional Operations — Prisons
Chris Bove	Executive Vice President, Chief of Institutional Operations — Jails
Patrick Cummiskey	Executive Vice President, Chief Development Officer
Kevin Jordan	Executive Vice President, Chief of Staff
Bob Martin	Executive Vice President, Chief Information Officer
Dean Rieger, MD. MPH	Executive Vice President, Chief Medical Officer and Corporate Medical Director

Mr. Boyle has served as Parent’s president, chief executive officer and a member of its board of managers since 2003.

Mr. McClure served as Parent’s chief financial officer from 2005 to 2011, and currently serves as the chief operating officer.

Ms. Boulware has served as Parent’s chief administrative officer and chief legal counsel since 2008. Prior to joining Parent, Ms. Boulware was vice president for administration, general counsel at Meharry Medical College from 2003 until 2008.

Mr. Bosch has served as Parent’s executive vice president, chief of institutional operations — prisons since 2011 and was previously chief of institutional operations at Parent from 2004 until 2011.

Mr. Bove has served as Parent’s executive vice president, chief of institutional operations — jails since January 2012 and previously served as Parent’s director of operations from July 2011 until January 2012. Before joining Parent, Mr. Bove held various positions at Southern Land Company from February 2000 until November 2010, finishing as its chief operations officer.

Mr. Cummiskey has served as Parent’s executive vice president, chief development officer since 2003.

Mr. Jordan has served as Parent’s executive vice president, chief of staff since 2011. Prior to joining Parent, Mr. Jordan was an executive vice president at AIM Healthcare between 1997 and 2011.

Mr. Martin has served as Parent’s executive vice president, chief information officer since 2003.

Dr. Rieger has served as Parent’s executive vice president, chief medical officer and corporate medical director since 2005.

Purchaser Directors and Executive Officers

Mr. Boyle has served as president, treasurer and secretary and as a director of Purchaser since its formation in July 2012. Please see “Parent Managers and Executive Officers” above for additional information about Mr. Boyle.

Mr. McClure has served as vice president and assistance secretary and as a director of Purchaser since its formation in July 2012. Please see “Parent Managers and Executive Officers” above for additional information about Mr. McClure.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

If delivering by mail:	If delivering by hand or overnight courier (Until 5:00 P.M. ET on Expiration Date)
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720
Stockholders and All Others, Call Toll-Free: (877) 285 5990
Email: info@okapipartners.com